April 2021

RE: Please Vote Against Say-on-Pay (Item 3) Park Hotels & Resorts (NYSE: PK) Annual Meeting on April 30, 2021

Dear Park Hotels shareholder:

We urge you to vote AGAINST the “Say-On-Pay” proposal (Proposal 3) at Park Hotels & Resorts (NYSE: PK) Annual Meeting on April 30, 2021. Despite a-year-to-forget for the company and the hospitality industry, CEO Baltimore’s reported compensation almost doubled to $12.7 million as the Board went to extraordinary lengths to cushion the financial impact of the pandemic on executive pay. The result is compensation that not only far exceeds the peer mediani but pay that is strikingly at odds with the company’s relative performance,ii the suspension of its dividend, and the widespread furloughing of property-level employees for the year.iii

The following pay decisions are of key concern:

•

Enormous Retention Award: In November, with the board citing only general retention and motivational concerns in the proxy, CEO Baltimore was granted an $11.2 million equity award vesting on the achievement a series of share price hurdles. However, amid an industry-wide rally,iv six of eight price hurdles have already been met (and the respective tranches paid out), raising profound questions over the size and structuring of the award. Given that the 2018-2020 PSU award paid out at 116 percent and a highly modified annual bonus plan delivered some value to CEO Baltimore in 2020 (65 percent of target), it is entirely unclear why such a large, special award – twice his annual LTI opportunity – was merited.

•

Generous Increases in Target Pay: Prior to the pandemic, in February 2020, the Compensation Committee boosted CEO Baltimore’s LTI opportunity by 31 percent to $5.25 million and increased his short-term incentive bonus by 17% while pushing the maximum payout to 350% of target (an exceedingly high level of opportunity). Critically, the proxy fails to adequately explain why it determined to grant CEO Baltimore an LTI opportunity nearly 50% higher than what is provided for in his employment contract.

•

Chesapeake Special Awards: Moreover, in addition to his already-increased annual LTI opportunity, in February, CEO Baltimore was also granted a special $2 million award, split between time-vesting and performance-vesting equity,[v] in light of the 2019 Chesapeake lodging acquisition. While the PSU portion of the award has been forfeited based on 2020 performance, it is not readily obvious, especially given the pay rise, why additional incentives were necessary in the first place, and we note that the restricted stock award still holds value to CEO Baltimore.vi

Giving full-value to CEO Baltimore’s special retention award—not unreasonable given that it is nearly vested after just four months, his one-year grant pay grows to $20 million, or almost three times his 2019 compensation.vii This seems to belie the company’s claim “We Are All in This Together,”viiiwhether we are talking about shareholders or hotel workers—and even CEO Baltimore’s decision to waive his base salary in April 2020 for the remainder of the year in a gesture of shared sacrifice. It is simply staggering that in the worst year ever for the Company, the industry, and its workers, CEO pay has never been higher.

This is NOT a solicitation to vote your proxies.  Please DO NOT send us your proxy as it will not be voted.

In fact, the extravagance of CEO Baltimore’s pay not only reflects a broken compensation process at the board level but points more fundamentally to a potentially flawed human capital management philosophy applied to the company’s value chain.

Besides the optics of awarding $20 million in executive pay amid mass furloughs and empty properties, the question is whether the company is effectively allocating its capital. In the proxy, the company touts its plans to eliminate $70 million in property-level operating expenses, which CEO Baltimore has described elsewhere as a “Permanent reduction of full-time, hotel level staffing … and across the board reductions in service at our hotels.” ix

Bearing in mind that hospitality is a customer experience, which is built around skilled people, it is difficult to reconcile the aggressive cost-reduction plan with the extravagant level of pay to CEO Baltimore into a coherent and forward-looking human capital management philosophy; after all, CEO pay is equal to nearly 30 percent of the costs it is trying to take out of the business – at great risk to the Company’s brand. Cutting services might boost the bottom line in the short term, but damage to a reputation can take years to recover.

The misalignment, the lack of justification, and the unprecedented scale of executive pay compel a vote against the Company’s Say-on-Pay proposal.

In the wake of the pandemic and our merger with Chesapeake, our company carries a much higher debt service burden and less income to cover it.  Our company leadership confronts an urgent need to raise revenue, cut expenses, or both. But our leadership has imposed emergency service cuts that could threaten the long-term reputational value of our hotels.

We also point out the disparate racial and gender equity impact of the pandemic: Black and Hispanic women held many of the restaurant, retail and hospitality jobs that were badly hit by lockdowns. Nationally, Black women held 11.9% fewer jobs in September than in February, and Hispanic women held 12.9% fewer, according to the Labor Department. X Nearly 71 percent of maids and housekeepers in the United States in 2019 were people of color. xi People of color have lost work at greater rates than white workers, xii and unemployment among women has been four percentage points higher than that of men. xiii

Hotel operations should maintain and enhance the talent, skills, and experience of its workforce.  Research shows the connection between investment in a workforce and higher total return, return on assets, return on capital, profitability, and overall performance against benchmarks.xiv Poor management can lead to material risks to the firm and investment value.xv Thank you for your attention.

Sincerely,

Dana Wise

Director of Corporate Engagement

This is NOT a solicitation to vote your proxies.  Please DO NOT send us your proxy as it will not be voted.

___________________

i Based on the peers disclosed in the proxy, and using Summary Compensation Table data collected by CapitalIQ, CEO Baltimore’s one-year pay is more than double the peer median.

ii According to the company’s own peer group, and disclosures on p.45 of the proxy statement, Park Hotels ranks last for 2020 TSR

iii https://www.sec.gov/Archives/edgar/data/1617406/000119312521084776/d113992ddef14a.htm#toc113992_51 page 44.

iv See https://www.bloomberg.com/news/articles/2020-11-09/nyc-exposed-stocks-soar-as-vaccine-promises-an-eventual-recovery. Based on the performance peers disclosed in the proxy statement, the company’s stock performance from November 5, 2020 to March 24, 2021, has been just above the peer median (96% vs. Peer median price performance of 84%).

v https://www.sec.gov/ix?doc=/Archives/edgar/data/1617406/000119312520050080/d892648d8k.htm

vi https://www.sec.gov/Archives/edgar/data/1617406/000119312521084776/d113992ddef14a.htm Page 3. The $1 million PSU was ultimately forfeited based on FY 2020 performance. However, the time-vesting equity award remains outstanding.

vii For purposes of the Summary Compensation Table, the company valued the November award at $4 million, as disclosed in the “Grants of Plan-Based Awards” Table.  If the Target Value of the award is used instead, $11.2 million, CEO Baltimore’s 2020 compensation rises to $19.9 million.

viii https://www.sec.gov/Archives/edgar/data/1617406/000119312521084776/d113992ddef14a.htm Page 3.

ix Park Hotels & Resorts (PK) Presents At NAREIT REITworld 2020 Annual Virtual Conference- Slideshow, page 6. 11/19/20. https://seekingalpha.com/article/4390332-park-hotels-resorts-pk-presents-nareit-reitworld-2020-annual-virtual-conference-slideshow

x Eric Morath, Theo Francis, Justin Baer, “The Covid Economy Carves Deep DivideBetween Haves and Have-Nots” Wall Street Journal, October 5, 2020.

xi Tariro Mzezewa, For Hotels, Cleaning Is Key. But Cleaners Say Their Jobs Are Under Assault, N.Y. Times, Sep. 11, 2020, https://www.nytimes.com/2020/09/11/travel/coronavirus-hotel-housekeeping.html

xii See Kurtzleben, Danielle, Job Losses Higher Among People Of Color During Coronavirus Pandemic, NPR.org, Apr., 22, 2020, https://www.npr.org/2020/04/22/840276956/minorities-often-work-these-jobs-they-were-among-first-to-go-in-coronavirus-layo; Couch, Kenneth A., The Impacts Of Covid-19 On Minority Unemployment: First Evidence From April 2020 CPS Microdata, Stanford Institute for Economic Policy Research (SIEPR), May 2020, https://siepr.stanford.edu/sites/default/files/publications/20-021.pdf.

xiii Tomaz Cajner, Leland D. Crane, Ryan A. Decker, John Grigsby, Adrian Hamins-Puertolas, Erik Hurst, Christopher Kurz, and Ahu Yildirmaz, The U.S. Labor Market During the Beginning of the Pandemic Recession, Working Paper No. 2020-58, Brookings Papers on Economic Activity (2020) (https://bfi.uchicago.edu/wp-content/uploads/HurstBFI_WP_202058_Revision.pdf); Anu Madgavkar, Olivia White, Mekala Krishnan, Deepa Mahajan, and Xavier Azcue, COVID-19 and gender equality: Countering the regressive effects, McKinsey Global Institute, July 2020,

https://www.mckinsey.com/~/media/McKinsey/Industries/Public%20and%20Social%20Sector/Our%20Insights/

Future%20of%20Organizations/COVID%2019%20and%20gender%20equality%20Countering%20the%20regressive%20effects/

COVID-19-and-gender-equality-Countering-the-regressive-effects-vF.pdf; Rakesh Kochhar, Unemployment rate is higher than officially recorded, more so for women and certain other groups, Pew Research Center, 30 June 2020,

https://www.pewresearch.org/fact-tank/2020/06/30/unemployment-rate-is-higher-than-officially-recorded-more-so-for-women-and-certain-other-groups/.

xiv See Bernstein, Aaron, The Materiality of Human Capital to Corporate Financial Performance, IRRC Institute, April 2015, https://lwp.law.harvard.edu/files/lwp/files/final_human_capital_materiality_april_23_2015.pdf. Intangible Asset Market Value Study, Ocean Tomo, https://www.oceantomo.com/intangible-asset-market-value-study/; Bassi, Laurie, Human Capital Management Predicts Stock Prices, June 2010,  https://mcbassi.com/wp/wp-content/uploads/2018/07/HCMPredictsStockPrices.pdf.

xv Letter from Human Capital Management Coalition to William Hinman, Director of Division of Corporate Finance, Securities and Exchange Commission (Jul. 6, 2017) (on file at https://www.sec.gov/rules/petitions/2017/petn4-711.pdf).

This is NOT a solicitation to vote your proxies.  Please DO NOT send us your proxy as it will not be voted.